EXHIBIT 4.4

(English translation)

Management Measures for the Directors’ Decision Making Risk Fund

Chapter 1 Introduction

Article 1

These measures (the “Measures”) are formulated for giving full play to the functions of, raising the efficiency and quality of and taking precautions against the risk of, decision-making of the Board of Directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”), and for ensuring that the directors, the supervisors, the management staff and the other relevant staff of the Company can honor his/her duties actively.

Chapter 2 Source and Management of Fund

Article 2

The Directors’ Decision Making Risk Fund of the Company (the “Risk Fund”) shall be drawn from the Company’s own capital in accordance with the following guideline: an annual amount of RMB100,000 for each incumbent director and an annual amount of RMB50,000 for each incumbent supervisor, management staff and other relevant staff (a higher amount shall be adopted for those having dual capacities). The Risk Fund drawn shall be accounted for as the management cost of the Company for the relevant period.

Article 3

Money shall be drawn for the Risk Fund on a yearly basis. If the term of office of the directors, the supervisors, the management staff and the other relevant staff of the Company is less than one year but more than half a year (including half a year), money shall be drawn for full year. If the term of office is less than half a year, no money shall be drawn for that year.

Article 4

The Risk Fund shall be deposited in a special account for the Fund (the “Special Account”) managed by the Department of Planning and Finance of the Company as a special fund.

Chapter 3 Scope of Application

Article 5

The directors, the supervisors, the management staff and the other relevant staff of the Company shall be compensated by the Risk Fund if they suffer individual economic loss in the following circumstances when acting honestly, conscientiously, industriously and responsibly in performing their duties in accordance with the requirements of the laws, the regulations and the articles of association of the Company etc.:

(1) they are required to pay personally the fines imposed by the China Securities Regulatory Commission or other supervisory institutions;

(2) they are required to pay personally the various fines imposed by the judiciary institutions through mediation and adjudication, or by arbitration through mediation or adjudication;

(3) other matters endorsed by the Board.

Chapter 4 Relevant Rules

Article 6

If the directors, the supervisors, the management staff and the other relevant staff of the Company suffer individual economic loss specified in Article 5 of the Measures, they shall, upon personal payments, be entitled to apply for compensation by the Risk Fund. Applicants shall submit a written application and sufficient evidence to the Board and shall only be compensated on approval by the Board.

Article 7

The maximum amount of the Risk Fund which the Board may approve to be used is the accumulated surplus in the Special Account. No overdraft shall be allowed.

If the circumstances specified in Article 5 of the Measures occur, and there is sufficient accumulated surplus in the Risk Fund for payments of the necessary compensation for the incumbent directors, supervisors, management staff and other relevant staff of the Company and those who have left their offices, compensation shall be made in full. Otherwise, compensation shall only be made on a pro rata basis for the incumbent directors, supervisors, management staff and other relevant staff of the Company and those who have left their offices.

Chapter 5 Miscellaneous

Article 8

The Measures have been approved by the Board. It will, after being submitted to and approved in the meeting of the shareholders, become effective from January 1, 2005.

Article 9

The power of interpretation of the Measures belongs to the Board.

The Board of Yanzhou Coal Mining Company Limited

25 April 2005